EXHIBIT 99.1

TOP Ships Inc. Announces Delivery of Suezmax M/T Eco Bel Air

ATHENS, Greece, April 05, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it took delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“The delivery of the M/T Eco Bel Air marks our comeback in the Suezmax tanker segment after almost 11 years. As of today, the total tonnage of our fleet on the water is 737,000 deadweight tonnes and our fleet has an average age of two years. The M/T Eco Bel Air is the 13th vessel of our fleet (including our two joint venture vessels) and is one of the first scrubber fitted Suezmax vessels to be delivered worldwide. With our second Suezmax vessel due to be delivered in approximately one month from now our current newbuilding program will have been successfully completed and by then we will have 14 vessels with an average age of two years and a tonnage of 896,000 deadweight tonnes, all placed under profitable long-term time charter agreements with triple-A charterers (namely 5 of our vessels will be employed by oil majors).”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org